

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2011

<u>Via Email</u>
John K. Welch
President and Chief Executive Officer
USEC Inc.
Two Democracy Center
6903 Rockledge Drive
Bethesda, Maryland 20817

      Re: USEC Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2009
            Filed March 1, 2010
            File No. 1-14287

Dear Mr. Welch:

      We have completed our review of the above-referenced filing and do not have any further comments at this time.

                        Sincerely,

                        /s/ H. Roger Schwall

                        H. Roger Schwall
                        Assistant Director